Market Value

R$61.6 billion

US$15.5 billion

Prices

BRFS3 R$70.59

BRFS US$17.79

Shares

872.473.246 common shares

40.849.225 treasury shares

Base: 09.30.2015

Webcast

Date: 10.30.2015

09:00

Telephone:

Dial–in with connections in

Brazil: +55 11 31931001

or +55 11 28204001

Dial-in with connections in

the United States: +1 8887000802

www.brf-br.com/ri

IR Contacts:

Augusto Ribeiro Junior

CFO and IRO

Agnes Blanco Querido

IR Manager

+55 11 23225398

acoes@brf-br.com

BRF S.A.

Management Report on the Results in the Third Quarter of 2015

Financial Highlights

•      Net Operating Revenues of R$8.3 billion, 14.4% higher than in 3Q14.

•      Gross margin of 31.4% compared with 29.6% in 3Q14.

•      EBITDA of R$1.5 billion, 34.8% above 3Q14, and EBITDA margin of 18.4% compared with 15.6% in 3Q14 and 17.4% in 2Q15.

•      EBIT margin in Middle East and Africa (MEA) of 19.4%, mainly due to structural changes introduced in the region.

•      Net Income of R$877 million, 53.3% higher on an annual comparison and 140.7% higher on a quarterly comparison, with a net margin of 10.6%.

•      ROIC (Return on Invested Capital) of 13.9% (LTM) compared with 9.1% in 3Q14 and 13.3% in 2Q15.

Key Financial Indicators

Results - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Net Revenues	8,281	7,238	14.4%	7,913	4.7%
Gross Profit	2,601	2,145	21.3%	2,525	3.0%
Gross Margin (%)	31.4%	29.6%	1.8 p.p.	31.9%	(0.5) p.p.
EBIT	969	833	16.4%	1,058	(8.4%)
EBIT Margin (%)	11.7%	11.5%	0.2 p.p.	13.4%	(1.7) p.p.
EBITDA	1,522	1,130	34.8%	1,380	10.3%
EBITDA Margin (%)	18.4%	15.6%	2.8 p.p.	17.4%	0.9 p.p.
Net Income	877	572	53.3%	364	140.7%
Net Margin (%)	10.6%	7.9%	2.7 p.p.	4.6%	6.0 p.p.
Earnings per share[1]	1.05	0.66	60.5%	0.43	145.3%
[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.
The EBITDA in 3Q15 includes R$213 million from the operating gain in the sale of the dairy operations, as well as extraordinary expenses related to provision for doubtful accounts in foreign markets.

Dear Shareholders,

BRF´s international expansion intensified during the last quarter, helping drive the company´s results, maintaining a strong, sustainable growth rate. The plant in Abu Dhabi, an important element of this new phase, has been surpassing all the targets and consolidating the company´s presence and image in the Middle East.

The company´s strong cash position has allowed it to push ahead with its expansion project in emerging markets, most recently through the agreement signed with the Qatar National Import and Export Co. (QNIE) to acquire its frozen food distribution business, a move which increments BRF´s positon in the Gulf region. In September, the Company took another step forward, this time in Latin America, with the acquisition of leading brands in Argentina. This acquisition was in line with the company´s strategy of accessing local markets, strengthening BRF brands and expanding its portfolio of branded products worldwide.

The economic situation in Brazil is extremely challenging. We cannot ignore the turbulence inflicting the country, restricting credit and raising consumer´s cautiousness, along with the risk of a further increase in the already high tax burden. At the same time, this is a very important moment for BRF, with the return of Perdigão brand in important categories, establishing a new era for the domestic retail sector and fulfilling one of the Company´s dreams.

BRF will continue to invest in its go to market strategy, brand portfolio and its employees, which are the key means for the Company to continue to grow and establish itself as a leading innovator on the food market in Brazil and the world.

Abilio Diniz Chairman of the Board of Directors	Pedro Faria Global CEO

3rd Quarter 2015 Results (3Q15)

Strategic Highlights

•      In September 2015, BRF announced the conclusion of the issue of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio -“CRA”) from exports contracted with BRF Global GmbH in favor of Octante Securitizadora S.A. The public offer came to R$1 billion, the largest in the segment, and was given a brAAA rating by Standard & Poor´s. The “CRAs” will be remunerated at the equivalent of 96.9% of the DI Rate over a period of 9 months.

•      In September 2015, the Company announced to the market that, for the fourth consecutive year, it has been selected to be part of the Dow Jones Sustainability Index – Emerging Markets (“DJSI”). This is an index that assesses the sustainability performance of companies in the economic, environmental and social areas. It is a benchmark for investors which value companies with the best environmental practices.

•      In August 2015, the international risk classification agency Fitch Ratings (“Fitch”) announced that it was upgrading the global corporate scale rating and existing issues of BRF S.A. from “BBB-“ to “BBB”. Fitch also updated the national scale rating of BRF S.A. from “AA+ (bra)” to “AAA (bra)”.

Subsequent Events

•      In October 2015, BRF concluded the share buyback program of its own shares which had been announced in August 2015. During this period, it acquired fourteen million five hundred thousand common shares at an average price of R$69.80.

•      In October 2015, BRF S.A. signed a binding memorandum of understanding (“MOU”) with Qatar National Import and Export Co. (“QNIE”) to acquire part of QNIE´s frozen food distribution business in the state of Qatar, based on a total value of US$140.0 million. This move is in line with the company´s strategy to strengthen its presence in the Middle East.

•      Also in October 2015, the Company acquired from Molinos Río de la Plata the following brands in the frank, hamburger and margarine categories, all of which are present on the Argentinean retail market: Vieníssima, GoodMark, Manty, Delícia, Hamond, Tres Cruces and Wilson. The transaction came to approximately US$43.5 million and was in line with BRF´s strategy of making the Company globally active, accessing local markets, strengthening BRF brands and expanding its portfolio of products worldwide.

•      In October 2015, the international risk classification agency Moody´s announced that it was upgrading the global corporate scale rating and existing issues of BRF S.A. from Baa3 to Baa2. Moody´s maintained the stable outlook for the rating.

•      BRF announces at this date the approval of another Share Buyback Program wich will contemplate the acquisition of up to 15 million common shares, corresponding to 1.8% of the Company´s share capital, excluding treasury shares. The term of the Program will be up to 12 months  from October 30, 2015 (inclusive) until October 28, 2016.

Consolidated Result 3Q15

Slaughter and Production

Production	3Q15	3Q14	y/y	2Q15	q/q
Poultry Slaughter (Million Heads)	448	432	3.8%	421	6.5%
Hog Slaughter (Thousand Heads)	2,464	2,414	2.1%	2,287	7.8%
Cattle Slaughter (Thousand Heads)	37	42	(11.3%)	38	(1.5%)
Production (Thousand Tons)	1,112	1,114	(0.2%)	1,091	1.9%
Meats	991	989	0.2%	961	3.1%
Other Processed Products	121	125	(3.2%)	130	(6.9%)
Feed and Premix (Thousand Tons)	2,637	2,641	(0.2%)	2,622	0.6%

Poultry slaughtering activities in 3Q15 grew by 3.8% y/y and 6.5% q/q while hog slaughtering operations expanded by 2.1% y/y and 7.8% q/q. However, beef slaughtering activities dropped by 11.3% y/y, due to the sale of BRF´s beef slaughtering plants to Minerva in October 2014.

The volume of food production in 3Q15 was stable y/y, and 1.9% in higher than 2Q15, boosted by the higher volumes of meat produced.

Net Operating Revenues (NOR)

NOR - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Total	8,281	7,238	14.4%	7,913	4.7%

Consolidated NOR in 3Q15 amounted to R$8.3 billion, +14.4% y/y, driven by the average price in Reais, which was 18.4% higher, despite falling 3.4% in volumes in the same comparison.

A quarterly comparison shows an increase of 4.7% in the NOR, impacted by volumes which were 1.9% higher combined with the increase by 2.7% in average prices in Reais. The positive highlights in the quarter that contributed to this growth were the Middle East and Africa (“MEA”), Europe/Eurasia and LATAM regions.

Cost of Goods Sold (COGS)

COGS - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
COGS	(5,680)	(5,093)	11.5%	(5,388)	5.4%
% of the NOR	(68.6%)	(70.4%)	1.8 p.p.	(68.1%)	(0.5) p.p.

Total COGS in 3Q15 amounted to R$5.7 billion, 11.5% higher on an annual comparison, mainly as a result of the impact of the exchange rate variation on the prices of grains and imported packaging and input components, freight as well as higher utility and energy costs. Grains, which are the Company´s main cost component, showed an increase in prices in reais of 6.0% for soybeans, 9.2% for the corn and 17.0% for the soybean meal on an annual comparison. Despite the effect of the higher dollar, the COGS represented 68.6% of the NOR compared with 70.4% in 3Q14, a fall of 1.8 p.p. on an annual comparison.

COGS rose by 5.4% over 2Q15, with corn showing a slight decline of 0.8%, whereas soybeans and soybean meal rose by 11.8% and 3.8%, respectively. As a percentage of NOR, COGS rose by 0.5 p.p..

Gross Income

Gross Profit - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Gross Profit	2,601	2,145	21.3%	2,525	3.0%
Gross Margin (%)	31.4%	29.6%	1.8 p.p.	31.9%	(0.5) p.p.

Gross income amounted to R$2.6 billion in 3Q15 compared with R$2.1 billion in 3Q14, an increase of 21.3% in the period. Gross margin rose by 1.8 p.p., from 29.6% in 3Q14 to 31.4% in 3Q15, boosted mainly by the better average prices in Reais obtained in all regions, especially led by the MEA (+34.8% y/y), Europe/Eurasia (+24.0% y/y) and LATAM (+56.7% y/y).

Gross income was 3.0% higher than in 2Q15 despite a slight contraction of 0.5 p.p. in gross margin. This was brought about by the lower dilution of costs despite gains in volume (+2.0% q/q) and average prices in Reais (+2.7% q/q).

Operating Expenses

Operating Expenses - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Selling Expenses	(1,237)	(1,024)	20.9%	(1,154)	7.2%
% of the NOR	(14.9%)	(14.1%)	(0.8) p.p.	(14.6%)	(0.3) p.p.
General and Administrative Expenses	(143)	(96)	49.1%	(115)	24.9%
% of the NOR	(1.7%)	(1.3%)	(0.4) p.p.	(1.5%)	(0.2) p.p.
Operating Expenses	(1,381)	(1,120)	23.3%	(1,269)	8.8%
% of the NOR	(16.7%)	(15.5%)	(1.2) p.p.	(16.0%)	(0.7) p.p.

Operating expenses in 3Q15 were 23.3% higher than in the same period of the previous year. This was caused mainly by higher selling expenses (+20.9%), pushed upwards by more spending on wages, due to the collective wage agreement and the restructuring on the sales team in Brazil; higher investments in marketing and trade marketing in Brazil, MEA and LATAM regions, in line with the Company´s strategy of improving its positioning at the sales point and strengthening its brands; and higher expenses in storage, due to the stockpiling of commemorative items. There was also an increase of 49.1% in administrative expenses in relation to 3Q14, mostly due to the impact of exchange rate variations on personal expenses from the international operations.

In comparison with the previous quarter, there was an increase of 8.8% in operating expenses.

It is worth noting that the operating expenses line started to consolidate the expenses of Federal Foods (the distributor acquired in the Middle East in April 2014), Alyasra (a distributor in the Middle East which BRF has held an equity stake of 75% in since November 2014) and Invicta (which BRF acquired in May 2015).

Other Operating Results

Other Operating Results - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Other Operating Revenues	191	23	734.3%	30	534.6%
Other Operating Expenses	(400)	(225)	77.3%	(219)	82.3%
Other Operating Results	(209)	(202)	3.0%	(189)	10.3%
% of the NOR	(2.5%)	(2.8%)	0.3 p.p.	(2.4%)	(0.1) p.p.

*Includes extraordinary expenses related to provision for doubtful accounts in foreign markets. Refer to Explanatory Note 30 of the Quarterly Financial Statement of 09.30.2015.

The Company registered a negative result of R$209 million for Operating Results in 3Q15, 3.0% higher than in 3Q14. This includes R$44 million in non-recurring expenses, of which R$23 million refers to restructuring costs. Excluding the impact of the non-recurring expenses, the Other Operating Results line amounted to a negative R$164 million.

Operating Result (EBIT)

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
Total	969	833	16.4%	1,058	(8.4%)	11.7%	11.5%	0.2 p.p.	13.4%	(1.7) p.p.

The consolidated EBIT in 3Q15 came to R$969 million, 16.4% higher than the same period of the previous year. This was mainly due to higher gross income which more than offset the increase in operating expenses and the impact of equity income result, which declined from R$10 million in 3Q14 to a negative R$43 million in 3Q15, mainly because of Minerva´s results. EBIT margin was 0.2 p.p. higher on an annual comparison and came to 11.7%.

A quarterly comparison shows that consolidated EBIT was 8.4% lower and EBIT margin declined by 1.7 p.p.

Net Financial Results

R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Financial Income	1,700	616	176.2%	(345)	592.4%
Financial Expenses	(2,225)	(815)	172.9%	(311)	(614.7%)
Net Financial Result	(525)	(200)	162.7%	(657)	(20.1%)

In 3Q15, BRF registered a negative result in the net financial line amounting to R$525 million. This compared with a negative R$200 million in the same period of the previous year (162.7% higher y/y), mainly due to the exchange rate variation on gross loans and financing.

It is worth mentioning that on July 1, 2015 BRF concluded the sale of its dairy division to Lactalis, and so, in the 3T15 the company didn´t register a currency variation gain on the exposure for the Dairy´s operation sales Agreement.

During the quarter, the Company´s currency exposure impacting results went from US$92 million “short” in 2Q15 to US$65 million “short” in 3Q15.

Net Income

Net Income - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Net Income	877	572	53.3%	364	140.7%
Net Margin (%)	10.6%	7.9%	2.7 p.p.	4.6%	6.0 p.p.

The Net Income in 3Q15 includes R$190 million related to the operating gain from the sale of the dairy operations.

The Company´s total net income was R$877 million in 3Q15, an increase of 53.3% y/y, positively impacted by the Income tax and Social contribution, according to Explanatory Note 13.3 of the Quarterly Financial Statements of 09.30.2015.  The net margin in the 3Q15 was 10.6%, 2.7 p.p. higher in relation to the 3Q14. A quarterly comparison shows that net income increased by 140.7% while the net margin was up 6.0 p.p.

As already mentioned, in July 2015, BRF announced that concluded the sale of its dairy division to Lactalis. The transaction amounted to approximately R$2.1 billion which was received on July 1, 2015. The sale positively impacted Net Income in 3Q15 by R$190 million.

EBITDA

EBITDA - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Net Income	877	572	53.3%	364	140.7%
Income Tax and Social Contribution	(212)	65	(424.1%)	29	(839.0%)
Net Financial	525	200	162.7%	657	(20.1%)
Depreciation and Amortization	332	292	13.8%	330	0.7%
EBITDA	1,522	1,130	34.8%	1,380	10.3%
EBITDA Margin (%)	18.4%	15.6%	2.8 p.p.	17.4%	0.9 p.p.

Includes R$213 million in the EBITDA and R$190 million in the Net Income of the 3Q15 from the operating gain in the sale of the dairy operations. For more details, refer to Explanatory Note 12.1.2 of the Quarterly Financial Statements of 09.30.2015.

* The EBITDA in 3Q15 includes R$213 million from the operating gain in the sale of the dairy operations.

The Company´s consolidated EBITDA amounted to R$1.5 billion in 3Q15, an increase of 34.8% y/y, and an EBITDA margin of 18.4%, (+2.8 p.p. y/y), positively impacted by a stronger operating result, particularly on the international markets. A quarterly comparison shows that EBITDA expanded by 10.3%, gaining of 0.9 p.p. in margin.

EBITDA also includes extraordinary expenses related to provision for doubtful accounts in foreign markets.

Performance by Region

Net Operating Revenues (NOR)

Brazil
3,802
3,958
3,946
3Q14
2Q15
3Q15
Europe
731
846
1,124
3Q14
2Q15
3Q15
MEA
1,491
1,752
1,882
3Q14
2Q15
3Q15
Asia
827
899
764
3Q14
2Q15
3Q15
LATAM
387
457
565
3Q14
2Q15
3Q15

EBIT

Brazil
410
389
226
3Q14
2Q15
3Q15
Europe
138
119
192
3Q14
2Q15
3Q15
MEA
103
321
365
3Q14
2Q15
3Q15
Asia
169
223
146
3Q14
2Q15
3Q15
LATAM
14
6
41
3Q14
2Q15
3Q15

Brazil

Brazil	R$ Million					Thousand Tons					Average Price - R$
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
In Natura	743	789	(5.8%)	737	0.8%	122	127	(3.9%)	123	(0.9%)	6.07	6.20	(2.0%)	5.97	1.8%
Poultry	570	527	8.0%	538	5.9%	98	94	4.1%	96	1.9%	5.82	5.61	3.7%	5.60	3.9%
Pork	171	194	(12.1%)	191	(10.6%)	24	27	(11.1%)	27	(9.8%)	7.00	7.07	(1.1%)	7.06	(0.9%)
Beef	3	67	(96.1%)	8	(65.9%)	0	6	(98.7%)	0	(79.9%)	34.01	11.61	193.0%	20.05	69.6%
Others	0	0	369.8%	1	(75.2%)	0	0	901.8%	0	(65.9%)	11.09	23.65	(53.1%)	15.27	(27.4%)
Processed Foods	2,992	2,775	7.8%	3,046	(1.8%)	425	412	3.0%	422	0.6%	7.04	6.73	4.7%	7.21	(2.4%)
Others Sales	211	239	(11.5%)	176	20.2%	53	71	(26.2%)	36	46.1%	4.01	3.34	20.0%	4.87	(17.7%)
Total without Other Sales	3,735	3,563	4.8%	3,783	(1.3%)	547	540	1.4%	546	0.3%	6.83	6.60	3.4%	6.93	(1.5%)
Total	3,946	3,802	3.8%	3,958	(0.3%)	600	611	(1.8%)	582	3.1%	6.58	6.22	5.7%	6.80	(3.3%)

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
Brazil	226	410	(44.9%)	389	(41.9%)	5.7%	10.8%	(5.1) p.p.	9.8%	(4.1) p.p.

We ended the third quarter of 2015 with an even more challenging situation in Brazil. The increase in interest rates, inflation and unemployment has had a negative effect on the business environment and, in turn, has also caused a slowdown in consumption, with stronger pressure on volumes and prices in this quarter.

The volume of products sold in Brazil amounted to 600 million tons, 1.8% lower y/y, due to a decline of 26.2% in other sales (animal feed, breeding animals and by-products). The volume of processed products increased by 3.0% over 3Q14. There was an increase of 3.1% in the total volume in Brazil over 2Q15, boosted by higher 46.1% volume of other sales, up 46.1%, and a slight increase of 0.6% in processed products. If we exclude the other sales line, volume rose by 1.4% y/y and was stable on a quarterly comparison.

NOR in Brazil was R$3.9 billion, 3.8% higher on an annual comparison, particularly as a result of higher processed foods revenues, up 7.8% and fresh poultry, up 8.0%. A quarterly comparison shows NOR stable, considering that the decrease in revenues from processed products (-1.8%) was offset by higher in revenues from fresh poultry sales (+5.9%) and other sales line (+20.2%). If we exclude the effect of other sales, NOR increased 4.8% y/y and declined 1.3% q/q.

EBIT in Brazil was R$226 million, 44.9% lower on an annual comparison and 41.9% on a quarterly comparison. Resulting in a contraction of 5.1 p.p. in EBIT margin in the annual comparison and 4.1 p.p. in the quarterly comparison. This was mainly due to higher costs, as a result of the impact of the exchange rate, which impacted gross margin, and higher operating expenses, impacted by higher investments in marketing, trade marketing and the go to market strategy.  Additionally, results in Brazil were also adversely affected by other operating results, as previously explained, as well as the equity income from Minerva, in which BRF has an equity stake of 15.1%.

Faced with this more challenging economic situation, the implementation of initiatives stressing operating excellence, particularly in managing costs and the commercial area, that will leverage growth in the market, remain priority issues for BRF as it aims for the recovery of the operating margin in Brazil. The Company remains confident about its strategy and ability to resume growth in Brazil through greater internal efforts to reduce the cost to serve, a stronger commercial structure that is regionally focused and with better execution, as well as strengthening BRF´s leadership by repositioning the main brands.

➢  Level of service and cost to serve

The Company presses on with its strategy to review its logistics processes and introduce initiatives that will increase its level of service, in order to improve the relationship with its clients. As a result, since the beginning of the year, BRF Brazil has improved its level of service by more than 15 percentage points (measured by the OTIF – “on time in full”).

Furthermore, the Company started a project aiming to reduce the cost of servicing clients through better processes, operating synergy gains and less idle capacity. The Company has already started seeing the results of this initiative having reduced the cost to serve by approximately 1.5% in the first nine months of the year. Looking ahead, we see that we have room to continue capturing improvements in the cost of service with the redesign of the logistics network and constantly increasing its efficiency.

➢  Commercial Team

Following the reorganization of the commercial structure into regional management areas, the Company presented good results in its main sales indicators. During the first nine months of this year, BRF registered an increase of 9% in the number of clients attended in relation to 2014. Moreover, the execution at the sales point has been developed, with better prices adherence, marketing materials, rupture reduction, and increase in the number of SKUs per sales points. Finally, an expressive increase in the level of adherence to the visits plan has been noted, mainly due to the adjustments in the geolocation technology of the sales points, favoring the routing and the delivery grid logistics.

Another point worth highlighting is the initiative to implement refrigeration equipment into the points of sale with the BRF brand, which not only promotes the brand but also boosts the sales of our products and strengthens the relationship with the clients through the expansion of chilled areas in the stores. The adherence of the sales points to this initiative was very positive, bearing in mind that the number of freezers dealt with so far was above expectations.

For 2016, the new Go-to-Market Project, that began in 2014 and continues to gain strength and new upgrades in 2015, will make the team productivity even more efficient, favoring adjustments in the routes, balancing the sales personnel visits and obtaining logistical gains, not only for the supermarket but also for the traditional retail channel.

➢  Return of Perdigão

The third quarter of this year represents a landmark moment for BRF, with the return of important categories under the Perdigão brand after the end of the restriction period demanded by Brazil´s anti-trust agency, the CADE. These categories include ham, cooked ham; smoked and cured sausage; and pork festive line (commemorative products), such as, pork loin, pork shoulder and glazed pork.

With the return of Perdigão, BRF will have a complete portfolio of brands that will allow it to strengthen and differentiate the strategy of the positioning of its main brands, Sadia and Perdigão.

In this context, Sadia is gaining ground to open a more premium segment on the processed food market, backed by a superior quality and attributes of innovation and modernism. The latest brand campaign carried out in the media is an example of this repositioning as it brings the relaunch under the Sadia brand of the gourmet hams that include Royale, Parma and Cooked. Although Sadia is the great representative of BRF´s innovation and superior positioning, it remains a mainstream brand available to all consumers.

On the other hand, Perdigão will focus on the access categories of the proteins universe. It will use the attributes of a “family” brand that “pleases everyone” and the possibility of offering a smart choice to the consumer who is looking for the BRF standard of quality at a more accessible price.

Sales by Channel – Brazil

(% of Net Operating Revenues - NOR)

Middle East/Africa (MEA)

MEA	R$ Million					Thousand Tons					Average Price - R$
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
In Natura	1,753	1,331	31.8%	1,634	7.3%	254	260	(2.4%)	252	0.9%	6.90	5.11	35.0%	6.49	6.3%
Poultry	1,711	1,275	34.2%	1,597	7.2%	247	250	(1.2%)	245	0.8%	6.92	5.09	35.9%	6.51	6.3%
Pork	32	43	(25.4%)	29	11.9%	6	9	(31.4%)	6	5.9%	5.29	4.87	8.6%	5.01	5.6%
Beef	0	7	(93.9%)	1	(39.4%)	0	1	(89.5%)	0	2.0%	5.57	9.50	(41.4%)	9.37	(40.5%)
Others	9	5	80.9%	8	20.6%	1	0	52.2%	0	17.0%	16.31	13.72	18.9%	15.82	3.1%
Processed Foods	128	161	(20.0%)	118	9.3%	20	33	(38.1%)	19	5.2%	6.32	4.89	29.2%	6.09	3.9%
Total	1,882	1,491	26.2%	1,752	7.4%	274	293	(6.4%)	271	1.3%	6.86	5.09	34.8%	6.47	6.1%

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
MEA	365	103	255.5%	321	13.8%	19.4%	6.9%	12.5 p.p.	18.3%	1.1 p.p.

NOR in the MEA region was R$1.9 billion in 3Q15, 26.2% above the 3Q14 result, boosted by the increase of 34.8% in average prices in Reais (-13.5% in dollar terms) despite lower volumes (-6.4% y/y), impacted mainly by a reduction in Angola (Africa).

A quarterly comparison shows NOR increasing 7.4% as a result of an increase of 6.1% in average prices in Reais (-8.1% in dollar terms). There was a slight increase of 1.3% in volumes, with a positive contribution from Africa which showed improvement in volumes in the quarterly comparison.

EBIT from the MEA region in 3Q15 showed an impressive growth of 255.5% on an annual comparison, totaling R$365 million. The EBIT margin also showed a strong increase, of 12.5 p.p. y/y, to 19.4%, benefiting from higher revenues in the period. This more than offset higher expenses related to marketing, trade marketing and sales in the Middle East which help to strengthen our brands´ presence in the region. The EBIT in the region also increase in relation to 2Q15 up 1.1 p.p. in margin.

➢  Middle East

BRF registered stable volumes in the region during the period (-1.0% y/y and -0.1% q/q) and significant increase in average prices in Reais up 35.6% on an annual comparison and 6.4% on a quarterly comparison. The Company´s strategy of acquiring distributors in the region allowed BRF to advance in the value chain and introduce products with higher added value, resulting in better prices and greater control over the retail side. It was against this backdrop that the Company signed a binding memorandum of understanding to acquire part of the frozen food distribution business from the Qatar National Import and Export Co. in the State of Qatar. This allows BRF to control a large part of its distribution network throughout the Gulf region, further strengthening its presence.

➢  Africa

Africa is experiencing a shortage of dollars due to the imbalance in its trade balance resulting from the fall in oil prices, limiting its ability to import a variety of products, including animal protein. Consequently, volumes in the region fell by 28.5% on an annual comparison despite the increase of 18.5% in the average price in Reais in the same comparison. On a quarterly comparison, volumes recovered by 9.7%, with average prices in Reais 7.7% higher, highlighting the local BRF team´s ability to cope with the situation and also increase volumes in the subsequent quarters.

Asia

Asia	R$ Million					Thousand Tons					Average Price - R$
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
In Natura	748	807	(7.3%)	877	(14.7%)	106	130	(18.6%)	123	(13.9%)	7.05	6.19	13.9%	7.11	(0.9%)
Poultry	666	689	(3.3%)	798	(16.5%)	96	115	(16.3%)	114	(15.6%)	6.93	6.00	15.5%	7.00	(1.0%)
Pork	76	111	(31.0%)	72	5.4%	10	15	(35.3%)	9	9.2%	7.97	7.48	6.6%	8.26	(3.5%)
Beef	6	8	(21.6%)	7	(13.2%)	0	1	(39.9%)	1	(27.0%)	13.04	10.00	30.5%	10.98	18.8%
Processed Foods	16	20	(17.3%)	22	(24.3%)	2	3	(20.0%)	3	(16.0%)	7.51	7.26	3.5%	8.33	(9.8%)
Total	764	827	(7.5%)	899	(14.9%)	108	133	(18.6%)	126	(14.0%)	7.06	6.21	13.6%	7.14	(1.1%)

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
Asia	146	169	(13.7%)	223	(34.8%)	19.1%	20.4%	(1.4) p.p.	24.9%	(5.8) p.p.

NOR in Asia amounted to R$764 million in 3Q15, equivalent to a fall of 7.5% on an annual comparison. This decline was mainly due to lower volumes which decreased by 18.6% y/y, impacted by isolated factors related to market access; this overcame the increase of 13.6% y/y in average prices in Reais (-27.1% in dollar terms) 1. A quarterly comparison shows NOR decreased by 14.9% influenced by a decrease of 14.0% in volumes and slight reduction of 1.1% in average prices in Reais (-14.4% in dollar terms).

EBIT from Asian operations amounted to R$146 million in 3Q15, a decline of 13.7% on an annual comparison. This led the EBIT margin to contract by 1.4 p.p., dipping from 20.4% in 3Q14 to 19.1% in 3Q15. EBIT margin decreased by 5.8 p.p. over 2Q15.

➢  Japan and South Korea

The Company experienced a decline in volumes in Japan, the most representative market in Asia, and also in South Korea. These were down on an annual (-5.4%) and quarterly comparisons (-10.9%), due to isolated export issues related to market access. Average prices in Reais were higher (+9.3% y/y and +2.3% q/q), thanks to BRF´s strategy of improving its positioning on the Japanese market, strengthening its proximity to the markets and increased focus on improving the level of service.

➢  China and Hong Kong

China and Hong Kong jointly presented a fall in volumes both on an annual comparison (-36.0%), influenced by lower volumes in Hong Kong as a result of higher stocks in the region, as well as on a quarterly comparison (-22.1%). Despite lower volumes, average prices in this region rose by 14.6% in Reais terms on an annual comparison, driven by China, but showed a decline of 9.0% q/q, mainly as a result of lower prices in Hong Kong.

➢  Singapore and Southeast Asia

In Singapore and Southeast Asia, strategic markets for the Company, there was a reduction in volumes in both comparisons (-14.3% y/y and -5.9% q/q), despite the rise in average prices in Reais of 17.5% y/y and 1.2% q/q.

1 Note some of the sales in Asia region are in local currency.

BRF has being increasing its representativeness in the Southeast Asian market since the beginning of this year, particularly in Singapore through BRF SATS (JV with SFI). It has also been moving to new markets, such as the Maldives, Timor and New Caledonia.

Europe/Eurasia

Europe/Eurasia	R$ Million					Thousand Tons					Average Price - R$
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
In Natura	607	299	103.1%	398	52.6%	57	33	70.7%	44	30.3%	10.71	9.00	19.0%	9.14	17.2%
Poultry	313	131	140.0%	177	77.1%	29	21	37.7%	23	27.7%	10.80	6.20	74.3%	7.79	38.7%
Pork	253	132	92.2%	186	36.2%	26	11	144.9%	19	35.0%	9.65	12.29	(21.5%)	9.56	0.9%
Beef	41	37	11.0%	35	16.2%	1	1	1.4%	1	6.0%	28.01	25.61	9.4%	25.54	9.7%
Processed Foods	516	433	19.4%	449	15.1%	44	48	(8.6%)	45	(2.6%)	11.85	9.07	30.7%	10.03	18.2%
Total	1,124	731	53.6%	846	32.8%	100	81	23.9%	88	13.6%	11.21	9.04	24.0%	9.59	16.9%

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
Europe/Eurasia	192	138	39.3%	119	61.6%	17.1%	18.8%	(1.7) p.p.	14.0%	3.0 p.p.

NOR from the Europe/Eurasia region amounted to R$1.1 billion in 3Q15, an increase of 53.6% on an annual comparison. This was due to higher volumes (+23.9%), driven by Russia, combined with higher average prices in Reais up 24.0% on an annual comparison (-20.5% in dollar terms) 2.

A quarterly comparison shows that NOR for the region grew by 32.8% due to an increase of 13.6% in volumes and average prices in Reais that were 16.9% higher than in 2Q15 (+1.2% in dollar terms). The volumes rose in Europe as well as in the Eurasia markets.

EBIT for this region was R$192 million in 3Q15, an increase of 39.3% on an annual comparison and 61.6% on a quarterly comparison. The EBIT margin shrank by 1.7 p.p. on an annual comparison, due to lower average prices in Reais in Russia, as previously mentioned. However, the quarterly comparison shows that margin improved by 3.0 p.p., due to a combination of higher prices in Reais, larger volumes and greater dilution of operating expenses.

➢  Europe

Volumes in Europe grew by 3.8% y/y and 10.8% q/q, while average prices in Reais also increased during the quarter by 39.5% y/y and 21.1% q/q. The Company is further enhancing its presence in this market through customization of its products, adding more value to its portfolio and segmenting its clients base to prioritize those that are more profitable as well as increase the presence in the Food Services.

The presence on the European market also allows access to a number of markets that are already developed in terms of protein consumption and are, therefore, essential in accompanying the main trends on the food market and an important center of innovation.

2 Note some of the sales in Europe region are in local currency.

Eurasia

There was a sharp increase of 129.5% in volumes in Eurasia on an annual comparison, due to previously explained reason, despite average prices in Reais decreasing by 17.8% on the same comparison base. There was a rise in volumes (+21.0%) over 2Q15 and average prices in Reais (+6.3%).

The most representative country within Eurasia is Russia, where BRF has a strong presence, particularly in the pork market. The Russian market was affected in 2014 by the ban on poultry and pork from the US and Europe which contributed to the increase in average prices in 3Q14.

However, the economic recovery seen in Russia since 2Q15 has allowed the Company to resume its sales there, resulting in the increase in volumes and prices seen in this region on a quarterly comparison.

Latin America (LATAM)

LATAM	R$ Million					Thousand Tons					Average Price - R$
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
In Natura	221	176	26.2%	163	36.0%	26	32	(18.6%)	23	12.4%	8.46	5.46	55.0%	6.99	21.0%
Poultry	140	115	21.5%	97	44.5%	20	24	(16.9%)	17	17.7%	6.96	4.76	46.2%	5.67	22.7%
Pork	6	8	(31.5%)	10	(47.1%)	1	2	(50.6%)	1	(44.8%)	6.96	5.02	38.6%	7.26	(4.2%)
Beef	65	46	40.0%	46	39.1%	4	5	(24.3%)	4	10.2%	16.33	8.83	84.9%	12.94	26.2%
Others	11	6	85.5%	9	25.7%	1	1	16.2%	1	11.4%	8.72	5.46	59.6%	7.73	12.8%
Processed Foods	332	197	68.3%	281	18.0%	32	31	5.7%	29	10.5%	10.25	6.43	59.3%	9.59	6.8%
Others Sales	12	14	(17.7%)	13	(14.6%)	0	0	-	0	(100.0%)	-	-	-	189.91	-
Total without Other Sales	553	373	48.5%	444	24.6%	59	63	(6.8%)	53	11.3%	9.45	5.93	59.3%	8.44	12.0%
Total	565	387	46.1%	457	23.5%	59	63	(6.8%)	53	11.2%	9.65	6.16	56.7%	8.68	11.1%

EBIT	R$ Million					EBIT Margin
	3Q15	3Q14	y/y	2Q15	q/q	3Q15	3Q14	y/y	2Q15	q/q
LATAM	41	14	197.2%	6	584.8%	7.2%	3.6%	3.7 p.p.	1.3%	5.9 p.p.

Volumes in the LATAM region showed a decrease of 6.8% on an annual comparison, mainly due to the lack of volumes shipped to Venezuela. Despite this, NOR was up by 46.1%, amounting to R$565 million, driven by higher average prices in Reais up 56.7% higher (+0.5% in dollar terms). This more than offset the reduction in volumes on the same comparison.

When we exclude Venezuela, NOR from the LATAM region expanded by 73.3% and the volumes were 12.4% higher on an annual comparison.

The NOR showed an increase of 23.5% over 2Q15, boosted by an increase of 11.2% in volumes combined with average prices in Reais that were 11.1% higher (-3.8% in dollar terms).

The operating result from LATAM showed a sharp increase of 197.2% on an annual comparison and 584.8% on a quarterly comparison. EBIT margin was 7.2%, an impressive increase of 3.7 p.p. over 3Q14 and 5.9 p.p. over 2Q15. This was due to the expansion of the gross margin combined with a greater dilution of expenses.

➢  Southern Cone

The Southern Cone showed a growth in volumes on an annual comparison (+6.1%) as well as quarterly comparison (+11.2%). Argentina, which is the most representative market in the Southern Cone region, registered an increase in volumes on a quarterly comparison after the ending of strikes that occurred in two of the Company´s plants during the second quarter. Chile, a market in which the Company has been increasing its presence over the last few months, also made a positive contribution to greater volumes. The average prices in Reais in the Southern Cone were up by 61.9% y/y and 11.3% q/q, mainly due to the ability to pass on prices in Argentina, as well as higher prices in Chile.

In October 2015, the Company announced the acquisition of seven brands on the Argentinean retail market (Vieníssima, GoodMark, Manty, Delícia, Hamond, TresCruces and Wilson) in the Sausage, Hamburger and Margarine categories. This transaction is in line with the Company´s strategy of gaining presence, adding value to its portfolio and strengthening its brand in the categories that BRF regards as focal points in this market.

➢  Americas

In the Americas, BRF registered a significant fall in volumes on an annual comparison (-39.6%), impacted by the absence of shipments to Venezuela, as already mentioned. Excluding the impact of Venezuela from the analysis, the Company showed a significant increase in volumes on an annual comparison. The quarterly comparison shows that the volumes expanded by 11.1%, with an increase in volumes to Canada, Cuba and the Caribbean countries. Average prices in Reais for the Americas region grew 10.4% on an annual comparison and 9.2% on a quarterly comparison. These figures were positively impacted by a favorable exchange rate.

Debt

R$ Million	09.30.2015			12.31.2014	∆ %
	Current	Non-Current	Total	Total
Debt
Local Currency	(1,857)	(2,287)	(4,144)	(3,993)	3.8%
Foreign Currency	(1,349)	(10,482)	(11,831)	(7,854)	50.6%
Gross Debt	(3,206)	(12,769)	(15,975)	(11,847)	34.8%
Cash Investments
Local Currency	1,424	527	1,951	2,220	(12.2%)
Foreign Currency	7,075	0	7,075	4,594	54.0%
Total Cash Investments	8,498	527	9,025	6,815	32.4%
Net Debt	5,293	(12,242)	(6,949)	(5,032)	38.1%
Exchange Rate Exposure - US$ Million	-	-	(84)	567	(114.7%)

The Total Gross Debt, as shown above, amounting to R$15,975 million, accounts for the total financial debt, plus other financial liabilities, in the amount of R$1.052 million, as stated in Explanatory Note 20 of the Quarterly Financial Statement of 09.30.2015.

The Company´s net debt was R$6.9 billion in 3Q15, 16.8% higher than the amount registered on 30.06.15, resulting in a Net Debt/EBITDA ratio (last 12 months) of 1.24x compared with 1.26x in 1Q15 and 1.12x in 2Q15. BRF had a strong operating result in the period. However, net debt was negatively impacted by the exchange rate variation in the gross debt, as well as by the share buyback program.

Rating

The company has BBB investment grade rating from Standard & Poor’s, BBB from Fitch Ratings and Baa2 from Moody’s, with a stable outlook from Standard & Poor´s and Moody´s and negative outlook from Fitch.

Investments (CAPEX)

Investments carried out in the quarter amounted to R$633 million, an increase of 23.7% y/y and a slight decline of 1.9% q/q. Of this amount, R$406 million was deployed in efficiency, growth and support measures, R$147 million in biological assets and R$80 million for other investments and leasing transactions.

The following projects are worth highlighting for the quarter:

•         Operational Footprint: optimizing production among the plants in order to reduce the cost to serve of each product. The optimization process takes into account aspects covering the cost of production, logistics, taxation and better production allocation. The review is also currently exploring ways of improving the Company´s mix of products and increasing investments for higher added value products in line with the Company´s strategy. The reassessment of the footprint also brings greater flexibility and agility to the productive process.

•         Automation: the aim is to bring a financial return and help increase the Company´s ROIC as well as reduce the turnover at the plants and handle any problems concerning employees´ ergonomics.

The two above-mentioned projects will continue to be the focus points and highlights of the Company´s CAPEX in the coming two years.

Financial Cycle

Financial Cycle

(Acc. Receivable + Inventories – Acc. Payable)/NOR

*Does not include the results of the dairy operations, the sale of which was concluded on July 1, 2015.

The financial cycle ended the 3Q15 at 38.8 days compared with 41.1 days at the end of 3Q14. This represents an improvement of 2.3 days on an annual comparison and was achieved mainly by the ongoing increase in the turnover of the accounts payable, resulting from the projects that were implemented in 2014 and 2015. This more than offset the higher inventories in transit since the acquisition of the distributors in the Middle East.

The financial cycle deteriorated over 2Q15, with an increase of 4.4 days mainly due to inventories which are seasonally affected by the rebuilding of grain stocks along with an increase in inventories of finished products in Brazil (commemorative items). This increase offset the positive variations obtained in the accounts payable line in the same comparison.

In percentage terms, the financial cycle was 10.8% of the NOR. This was in line with the amount registered in 3Q14 and slightly higher than the percentage in 2Q15 (9.5%) due to the reasons already mentioned.

Free Cash Flow

Simplified free cash flow (FCF = EBITDA – Variation in the Financial Cycle – CAPEX) totaled R$3.8 billion in accumulated terms over the last 12 months and was in line with the accumulated performance of the previous period. The operating improvement registered in the quarter was partly offset by the seasonal increase in the financial cycle for the reasons already explained.

Stock Market

The Company had a market capitalization of R$61.6 billion at the end of the quarter.

Performance of shares at BM&F Bovespa (9M15)

Performance of ADRs at NYSE (9M15)

Diffused Control

Base: 09.30.2015

Number of shares: 872,473,246 (common)

Capital Stock: R$12.5 billion

Social Balance Sheet and Human Capital

BRF is continuing to capture synergies and operating efficiencies. The Company operates with a strategic geographical positioning and has 35 plants in Brazil, 7 industrial units in Argentina, 2 in Europe (England and Holland) and 1 in the United Arab Emirates (Abu Dhabi), 20 distribution centers in Brazil and 17 abroad, 23 offices on the international market along with Transit Shift Points (TSPs), poultry farms and sales associates. The Company currently has a workforce of over 96,000 employees throughout the world who are focused on the continuous improvement of quality indicators, the level of service and carrying out their work.

The movement to transform the Company, in synergy with the Viva BRF program, continues to show appreciation for human capital and is implementing programs to develop BRF´s current and future leaders. A program called I am a BRF Leader (Eu Sou Líder BRF) was created this quarter in which the entire leadership was invited to become involved in the transformation movement. We are also continuing with our programs to develop future leaders, to make BRF more attractive to young professionals on the market, through programs that accelerate the career path and provide great opportunities for growth, such as that carried out with young leaders in the Commercial area in Brazil and the “Youngers Impact” program (Jovens de Impacto).

Health, Safety and Environmental Management

The Health, Safety and Environmental Management supervision (HSE) continues to focus on reducing accidents at work and has been consolidating its performance every year. In 3Q15, there was a frequency rate of accidents with lost time of 1.62, an improvement over the rate of 1.69 registered in 2Q15. The Company´s challenge is to reach 1.30 as a maximum admissible figure for 2015. Meanwhile, the severity rate of accidents with lost time was 56% lower than in 2014.

Stock Options Plan

The Company currently has 8,727,904 stock options granted to 191 executives, with a maximum exercise period of five years, as established in the Regulations of the Stock Option Plan approved on 03.31.10 and amended on 04.24.2012, 04.09.2013, 04.03.2014 and 04.08.2015, at the Annual Ordinary and Extraordinary Shareholders´ Meetings. These involve the CEO, vice-presidents, directors and other BRF executives.

Relationship with the independent auditors

The Company announces that, under the Brazilian Securities and Exchange Commission (CVM) Instruction Nº 381 of January 14, 2003, its policy of contracting services not related to the external audit is based on principles that preserve the independence of the auditor.

Within the terms of the CVM Instruction 381/03, during the period of nine months ending on September 30, 2015 Ernst & Young Auditores Independentes S.S. was hired to undertake services not related to the external audit (net assets evaluation report and comfort letter for the issue of Senior Notes). This project represented approximately 26% of the value of the consolidated fees related to the external auditor for BRF and its subsidiaries. The Ernst & Young Auditores Independentes S.S. informed us that the provision of such services did not affect its independence and objectiveness, under the description and scope of the procedures executed.

Within the terms of the CVM Instruction 480/09, the management declares that, at a meeting held on 29.10.2015, it discussed, reviewed and agreed with the information expressed in the review of the independent auditors´ report on the financial information related to 3Q15.

Disclaimer

The statements in this report related to the Company's business perspective, projections and results, and its growth potential are mere forecasts and have been based on the management's expectations of the Company's future. These expectations are highly dependent on market changes and the overall economic performance of the country, the sector and international markets; they are, therefore, subject to changes.

BRF S.A. Consolidated

Financial Statement Condensed - R$ Million	3Q15	3Q14	y/y	2Q15	q/q

Net Operating Revenues	8,281	7,238	14.4%	7,913	4.7%

Cost of Sales	(5,680)	(5,093)	11.5%	(5,388)	5.4%
% of the NOR	(68.6%)	(70.4%)	1.8 p.p.	(68.1%)	(0.5) p.p.

Gross Profit	2,601	2,145	21.3%	2,525	3.0%
% of the NOR	31.4%	29.6%	1.8 p.p.	31.9%	(0.5) p.p.

Operating Expenses	(1,381)	(1,120)	23.3%	(1,269)	8.8%
% of the NOR	(16.7%)	(15.5%)	(1.2) p.p.	(16.0%)	(0.7) p.p.
Selling Expenses	(1,237)	(1,024)	20.9%	(1,154)	7.2%
% of the NOR	(14.9%)	(14.1%)	(0.8) p.p.	(14.6%)	(0.3) p.p.
Fixed	(807)	(619)	30.4%	(751)	7.4%
Variable	(431)	(405)	6.4%	(403)	6.8%
General and Administrative Expenses	(143)	(96)	49.1%	(115)	24.9%
% of the NOR	(1.7%)	(1.3%)	(0.4) p.p.	(1.5%)	(0.2) p.p.
Honorary of our Administrators	(6)	(7)	(6.0%)	(6)	(2.5%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(137)	(90)	53.2%	(108)	26.5%
% of the NOR	(1.7%)	(1.2%)	(0.5) p.p.	(1.4%)	(0.3) p.p.

Operating Income	1,220	1,025	19.0%	1,255	(2.8%)
% of the NOR	14.7%	14.2%	0.5 p.p.	15.9%	(1.1) p.p.

Other Operating Results	(209)	(202)	3.0%	(189)	10.3%

Equity Income	(43)	10	-	(8)	404.9%

EBIT	969	833	16.4%	1,058	(8.4%)
% of the NOR	11.7%	11.5%	0.2 p.p.	13.4%	(1.7) p.p.

Net Financial Income	(525)	(200)	162.7%	(657)	(20.1%)

Income before Taxes	444	633	(29.8%)	401	10.8%
% of the NOR	5.4%	8.7%	(3.4) p.p.	5.1%	0.3 p.p.
Income Tax and Social Contribution	235	(65)	(458.9%)	(29)	(918.4%)
% of Income before Taxes	52.8%	(10.3%)	63.1 p.p.	(7.1%)	60.0 p.p.

Net Income	877	624	40.5%	354	147.5%
% of the NOR	10.6%	7.8%	2.8 p.p.	4.2%	6.4 p.p.

EBITDA	1,522	1,216	25.2%	1,373	10.9%
% of the NOR	18.4%	15.2%	3.2 p.p.	16.2%	2.2 p.p.

The Net Income includes operating gain in the sale of the dairy division in the total amount of R$190 million. For more details, see the Explanatory Note 12.1.2 of the Quarterly Financial Statements of 09.30.2015.

BRF S.A. Consolidated

Financial Statement Condensed - R$ Million	9M15	9M14	∆%

Net Operating Revenues	23,242	20,960	10.9%

Cost of Sales	(15,952)	(15,138)	5.4%
% of the NOR	(68.6%)	(72.2%)	3.6 p.p.

Gross Profit	7,290	5,822	25.2%
% of the NOR	31.4%	27.8%	3.6 p.p.

Operating Expenses	(3,841)	(3,344)	14.9%
% of the NOR	(16.5%)	(16.0%)	(0.5) p.p.
Selling Expenses	(3,475)	(3,052)	13.9%
% of the NOR	(15.0%)	(14.6%)	(0.4) p.p.
Fixed	(2,259)	(1,865)	21.1%
Variable	(1,217)	(1,187)	2.5%
General and Administrative Expenses	(366)	(292)	25.3%
% of the NOR	(1.6%)	(1.4%)	(0.2) p.p.
Honorary of our Administrators	(19)	(19)	(0.1%)
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.
General and Administrative	(347)	(273)	27.1%
% of the NOR	(1.5%)	(1.3%)	(0.2) p.p.

Operating Income	3,448	2,478	39.2%
% of the NOR	14.8%	11.8%	3.0 p.p.

Other Operating Results	(671)	(438)	53.2%

Equity Income	(110)	32	-

EBIT	2,668	2,072	28.8%
% of the NOR	11.5%	9.9%	1.6 p.p.

Net Financial Income	(1,289)	(790)	63.1%

Income before Taxes	1,379	1,282	7.6%
% of the NOR	5.9%	6.1%	(0.2) p.p.
Income Tax and Social Contribution	134	(138)	-
% of Income before Taxes	9.7%	(10.8%)	20.5 p.p.

Net Income	1,696	1,207	40.5%
% of the NOR	7.0%	5.2%	1.8 p.p.

EBITDA	3,850	3,079	25.1%
% of the NOR	15.8%	13.4%	2.4 p.p.

The Net Income includes R$183 million related to  the operating gain from the dairy division. For more details, see the Explanatory Note 12.1.2 of the Quarterly Financial Statements of 09.30.2015.

BRF S.A. Consolidated

Balance Sheet - R$ Million	09.30.15	03.15.30	12.31.14
Assets
Current Assets
Cash and Cash Equivalents	7,724	4,635	6,007
Financial Investments	703	589	587
Accounts Receivable	3,391	2,915	3,047
Recoverable Taxes	1,113	1,082	1,009
Dividends/Interest on shareholders' equity receivable	0	0	10
Securities Receivable	299	224	215
Inventories	4,201	3,520	2,941
Biological Assets	1,271	1,246	1,131
Other Financial Assets	71	397	43
Other Receivables	327	277	268
Anticipated expenses	235	264	271
Non-Current Assets held to sale and discontinued operation	108	2,028	1,958
Total Current Assets	19,444	17,176	17,488

Non-Current Assets
Long-term assets	4,352	3,566	3,789
Cash Investments	68	66	62
Accounts Receivable	5	7	8
Judicial Deposits	699	670	616
Biological Assets	720	707	683
Securities Receivable	203	229	362
Recoverable Taxes	848	756	912
Deferred Taxes	1,129	754	714
Restricted Cash	459	127	115
Other Receivables	222	250	317

Permanent Assets	16,193	15,441	14,826
Investments	457	447	438
Property, Plant and Equipment	10,702	10,261	10,059
Intangible	5,035	4,734	4,329
Total Non-Current Assets	20,545	19,007	18,615

Total Assets	39,990	36,184	36,104

Liabilities and Equity
Current Liabilities
Loans and Financing	2,154	2,081	2,739
Suppliers	5,486	4,732	3,977
Payroll and Mandatory Social Charges	614	544	427
Taxes Payable	297	306	300
Dividends/Interest on Shareholders’ Equity	2	387	431
Management and Staff Profit Sharing	239	163	396
Other Financial Liabilities	1,052	409	257
Provisions	253	240	243
Employee Pension Plan	56	56	56
Other Liabilities	479	287	234
Liabilities related to non-current assets held for sale and discontinued operations	0	527	508
Total Current Liabilities	10,633	9,731	9,569

Non-Current Liabilities
Loans and Financing	12,769	9,274	8,850
Suppliers	146	148	161
Taxes and Social Charges Payable	39	31	26
Provision for Tax, Civil and Labor Contingencies	930	962	943
Deferred Taxes	143	115	90
Employee Pension Plan	246	267	258
Other Liabilities	850	858	516
Total Non-Current Liabilities	15,124	11,656	10,845

Total Liabilities	25,757	21,386	20,414

Shareholders' Equity
Capital Stock	12,460	12,460	12,460
Capital Reserves	(79)	(42)	109
Profit Reserves	4,044	4,000	3,946
Other Related Results	(1,017)	(672)	(620)
Retained Profits	1,696	819	-
Interest on Shareholders’ Equity	(426)	(426)	-
Transfer Reserves and Tax Incentives	(98)	(54)	-
Treasury Shares	(2,675)	(1,557)	(305)

Non-Controling Shareholders	327	269	99
Total Shareholders' Equity	14,233	14,797	15,690

Total Liabilities and Shareholders' Equity	39,990	36,184	36,104

BRF S.A. Consolidated

Cash Flow - R$ Million	3Q15	3Q14	y/y	2Q15	q/q
Operating Activities
Result for the Fiscal Year	687	572	20.0%	364	88.5%
Adjustments to the Result	1,735	767	126.2%	764	127.1%

Changes in Assets and Liabilities
Accounts Receivable from Clients	(735)	(78)	847.4%	(312)	135.9%
Inventory	(700)	(275)	154.1%	(100)	598.0%
Biological Assets	(25)	73	-	(45)	(44.1%)
Interest on Shareholders' Equity Received	0	17	(100.0%)	6	(100.0%)
Suppliers	751	29	2534.9%	325	131.2%
Payment of Contingencies	(60)	(99)	(39.6%)	(27)	125.3%
Interest Payments	(76)	(118)	(35.8%)	(249)	(69.6%)
Payment of Income Tax and Social Contribution	(2)	0	-	(3)	(19.1%)
Salaries, Social Obligations and Others	(43)	308	-	59	(173.4%)
Net Cash provided by the Continued Operating Activities	1,532	1,195	28.2%	782	96.0%
Net Cash provide by the Discontinued Operating Activities	-	9	-	(4)	(100.0%)
Cash and Cash Equivalents by Discontinued Operating Activities	10	-	-	(10)	-
Net Cash provided by Operating Activities	1,542	1,204	28.1%	768	100.8%

Investment Activities
Financial Investments	(0)	21	(101.4%)	(3)	(89.8%)
Investment in Restricted Cash	(332)	(1)	24946.6%	(7)	4883.8%
Goodwill on Acquisition of Non-Controlling Shareholders	0	(1)		-
Acquisition of Companies	0	(7)	(100.0%)	(74)	(100.0%)
Acquisition of Interests in Joint Venture	(0)	(7)	-	(60)	(99.3%)
Acquisition of Fixed Assets/Investments	(483)	(325)	48.4%	(422)	14.4%
Acquisition of Biological Assets	(148)	(130)	13.5%	(144)	2.2%
Revenue from the Sale of Fixed Assets	126	41	208.8%	42	198.4%
Intangible Investments	(1)	(40)	(97.1%)	(18)	(93.3%)
Receivables in the sale of the discontinued op., net of the cash	1,977	-	-	-	-
Net Cash provided by the Continued Investment Activities	1,139	(450)	(352.9%)	(686)	(265.9%)
Net Cash provided by the discontinued Investment Activities	-	(9)	-	(6)	-
Net Cash provided by Investment Activities	1,139	(460)	(347.7%)	(693)	(264.4%)

Financing Activities
Loans and Financing	1,127	(366)	(407.5%)	(956)	(217.9%)
Interest on Shareholders' Equity	(426)	(361)	18.0%	-	-
Cash generated by the Discontinued financing Activities	-	-	-	(20)	-
Sale of Treasury Shares	(1,199)	(67)	1688.4%	(264)	355.1%
Disposal of Treasury Shares	63	14	4	8	680.5%
Net Cash provided by Financing Activities	(436)	(781)	(44.2%)	(1,231)	(64.6%)
Cash generated (applied) in the financing of Discontinued Activities	-	0	-	20	(100.0%)
Cash generated (applied) in the financing activities	(436)	(781)	(44.2%)	(1,211)	(64.0%)
Effect of Exchange Rate Variation on Cash and Cash Equivalents	843	251	236.0%	(103)	(919.9%)
Net Increase (Decrease) in Cash Held	3,089	215	1337.8%	(1,239)	(349.4%)
Cash and Cash Equivalents at the Beginning of the Period	4,635	4,578	1.2%	5,874	(21.1%)
Cash and Cash Equivalents at the End of the Period	7,724	4,793	61.1%	4,635	66.6%

BRF S.A. Consolidated

Cash Flow- R$ Million	9M15	9M14	∆%
Operating Activities
Result for the Fiscal Year	1,513	1,144	32.2%
Adjustments to the Result	3,435	1,522	125.7%

Changes in Assets and Liabilities
Accounts Receivable from Clients	(623)	614	(201.4%)
Inventory	(1,195)	(208)	475.3%
Biological Assets	(141)	85	(266.3%)
Interest on Shareholders' Equity Received	15	46	(67.4%)
Suppliers	1,456	343	324.4%
Payment of Contingencies	(141)	(223)	(36.6%)
Interest Payments	(445)	(402)	10.7%
Payment of Income Tax and Social Contribution	(6)	(5)	37.9%
Salaries, Social Obligations and Others	(78)	403	(119.4%)
Net Cash provided by the Continued Operating Activities	3,789	3,319	14.2%
Net Cash provide by the Discontinued Operating Activities	2.42	36	(93.2%)
Cash and Cash Equivalents by Discontinued Operating Activities	-	-	-
Net Cash provided by Operating Activities	3,792	3,354	13.0%

Investment Activities
Financial Investments	71	23	217.1%
Investment in Restricted Cash	(344)	(11)	2988.4%
Goodwill on Acquisition of Non-Controlling Shareholders	0	(1)	(100.0%)
Acquisition of Companies	(74)	(59)	25.8%
Acquisition of Interests in Joint Venture	(61)	(9)	595.2%
Acquisition of Fixed Assets/Investments	(1,062)	(797)	33.4%
Acquisition of Biological Assets	(424)	(382)	11.1%
Revenue from the Sale of Fixed Assets	208	131	58.6%
Intangible Investments	(26)	(44)	(41.4%)
Receivables in the sale of the discontinued op., net of the cash	1,977	-	-
Net Cash provided by the Continued Investment Activities	265	(1,149)	(123.1%)
Net Cash provided by the discontinued Investment Activities	(12)	(36)	-
Net Cash provided by Investment Activities	253	(1,184)	(121.4%)

Financing Activities
Loans and Financing	(333)	112	(398.2%)
Interest on Shareholders' Equity	(889)	(726)	22.5%
Cash generated by the Discontinued financing Activities	(20)	-	-
Sale of Treasury Shares	(2,492)	(117)	2023.4%
Disposal of Treasury Shares	90	83	8.1%
Net Cash provided by Financing Activities	(3,644)	(648)	462.0%
Cash generated (applied) in the financing of Discontinued Activities	20	0	-
Cash generated (applied) in the financing activities	(3,624)	(648)	458.9%
Effect of Exchange Rate Variation on Cash and Cash Equivalents	1,296	144	801.2%
Net Increase (Decrease) in Cash Held	1,717	1,666	3.1%
Cash and Cash Equivalents at the Beginning of the Period	6,007	3,128	92.1%
Cash and Cash Equivalents at the End of the Period	7,724	4,793	61.1%